Exhibit (a)(5)(vi)

501 Elliott Ave. W. #400 Seattle, WA 98119	T 206.282.7100 F 206.284.6206

Cell Therapeutics Announces Final Results of its

Fixed Price Exchange Offers for Any and All of its

$118.9 Million Convertible Notes Outstanding

SEATTLE, June 19, 2009—Cell Therapeutics, Inc. (the “Company” or “CTI”) (NASDAQ and MTA: CTIC) today announced the final results of its separate concurrent fixed price exchange offers (each, an “Exchange Offer” and together, the “Exchange Offers”) for any and all of the approximately $118.9 million outstanding principal amount of five series of its convertible notes (the “Notes”). The Exchange Offers expired at 5:00 p.m., New York City time, on Tuesday, June 16, 2009.

In accordance with the terms and conditions of the Exchange Offers, and based on the final count by U.S. Bank National Association, the depositary for the Exchange Offers, the Company has accepted for exchange approximately $52.9 million aggregate principal amount of the Notes for the previously announced exchange consideration of (i) $134.50 cash, and (ii) 458 shares of common stock per $1,000 principal amount of Notes validly tendered and not withdrawn in each Exchange Offer, for a total amount of exchange consideration (excluding interest, fees and other expenses in connection with the Exchange Offers) of approximately $7.1 million cash and approximately 24.2 million shares of common stock.

The $1.9 million reduction in the final aggregate principal amount of Notes accepted for exchange compared to the preliminary aggregate principal amount of Notes tendered for exchange announced by the Company on June 17, 2009 is due to the depositary’s receipt of separate notices of guaranteed delivery from two different brokers for the same Notes.

As a result of this transaction, the Company will eliminate approximately $52.9 million of debt, reduce its annual interest expense by approximately $3.3 million, and increase its shareholder’s equity by approximately $43.7 million. In addition, the Company expects to book an estimated gain on the exchange of approximately $7.9 million.

The Company has accepted for exchange the following approximate principal amount of each series of Notes:

(i)	$11,787,000, or 21.4%, of the $55,150,000 aggregate outstanding principal amount of 4% Convertible Senior Subordinated Notes due 2010;

(ii)	$12,087,000, or 52.6%, of the $23,000,000 aggregate outstanding principal amount of 5.75% Convertible Senior Notes due 2011;

(iii)	$5,500,000, or 78.6%, of the $7,000,000 aggregate outstanding principal amount of 6.75% Convertible Senior Notes due 2010;

(iv)	$23,208,000, or 69.4%, of the $33,458,000 aggregate outstanding principal amount of 7.5% Convertible Senior Notes due 2011; and

(v)	$335,000, or 100.0%, of the $335,000 aggregate outstanding principal amount of 9.0% Convertible Senior Notes due 2012.

As of June 16, 2009, the expiration date of the Exchange Offers, approximately $118.9 million aggregate principal amount of the Notes was outstanding. Accordingly, the aggregate principal amount of Notes that the Company has accepted for exchange in the Exchange Offers represents approximately 44.5% of the outstanding principal amount of Notes as of such date.

The Company expects that the settlement date for the Exchange Offers will be Monday, June 22, 2009. Accrued and unpaid interest to, but excluding, the settlement date on Notes accepted for exchange will be paid in cash.

The financial advisor for the Exchange Offers is Piper Jaffray & Co., the information agent for the Exchange Offers is Georgeson Inc. and the depositary for the Exchange Offers is U.S. Bank National Association.

About Cell Therapeutics, Inc.

Headquartered in Seattle, CTI is a biopharmaceutical company committed to developing an integrated portfolio of oncology products aimed at making cancer more treatable. For additional information, please visit www.CellTherapeutics.com.

Sign up for email alerts and get RSS feeds at our Web site, http://www.CellTherapeutics.com/investors_news.htm

Exchange Offer Statement

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell, any securities. Holders of the Notes who have questions may call the information agent at (800) 457-0759. Banks and brokerage firms may call (212) 440-9800.

###

Media Contact:

Dan Eramian

T: 206.272.4343

C: 206.854.1200

E: deramian@ctiseattle.com

www.CellTherapeutics.com/press_room

Investors Contact:

Ed Bell

T: 206.282.7100

Lindsey Jesch

T: 206.272.4347

F: 206.272.4434

E: invest@ctiseattle.com

www.CellTherapeutics.com/investors